
02044815

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549


JUL 0 1 2002
164

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For year ended December 31, 2001

Commission File No. 1-442

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

THE BOEING COMPANY
100 N. Riverside Plaza
Chicago, Illinois 60606-1596

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

By 

Scott M. Buchanan
Director, Employee Benefits Operations

Date: JUN 28 2002

1

THE BOEING COMPANY
VOLUNTARY INVESTMENT PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001,
AND INDEPENDENT AUDITORS' REPORT

Deloitte & Touche LLP

THE BOEING COMPANY
VOLUNTARY INVESTMENT PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Employee Benefit Plans Committee and Members
The Boeing Company
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of The Boeing Company Voluntary Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2002

THE BOEING COMPANY
VOLUNTARY INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments, at fair value:		
Interest in Master Trust	$17,442,162,195	$20,402,281,739
Loans to Members	529,577,108	526,196,988
Receivables:		
Employer contributions	17,202,747	11,922,370
Member contributions		26,935,687
Total receivables	17,202,747	38,858,057
NET ASSETS AVAILABLE FOR BENEFITS	$17,988,942,050	$20,967,336,784

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See notes to financial statements.

THE BOEING COMPANY
VOLUNTARY INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment income (loss):		
Income (loss) from Master Trust	$ (3,223,335,972)	$ 384,184,588
Income from loans	2,232,090	
Contributions:		
Employer	406,302,450	386,290,700
Members	897,806,873	840,283,719
	1,304,109,323	1,226,574,419
Total additions	(1,916,994,559)	1,610,759,007
DEDUCTIONS:		
Benefits and withdrawals	1,022,287,541	1,442,212,965
	(2,939,282,100)	168,546,042
ASSETS TRANSFERRED FROM (TO) OTHER PLANS, net	(39,112,634)	942,942,416
NET ADDITIONS (DEDUCTIONS)	(2,978,394,734)	1,111,488,458
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	20,967,336,784	19,855,848,326
End of year	$17,988,942,050	$20,967,336,784

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of The Boeing Company Voluntary Investment Plan (the VIP or the Plan) provides only general information. Eligible participants as defined by the Plan (Members) should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution profit sharing plan designed to encourage and assist eligible employees to adopt a program of investment. An employee becomes eligible to participate the first day of employment.

The Plan's assets are held in The Boeing Company Voluntary Investment Plan and Employee Financial Security Plan Master Trust (the Master Trust). State Street Bank and Trust Company (SSBT) serves as trustee for the Master Trust.

Contributions: Members may elect to contribute, subject to statutory limitations, between 1% and 15% of their base compensation. The funds are valued daily, and Members may elect to change their contribution percentages and allocation of contributions to the funds on a daily basis. The Plan allows active employees to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both.

The Boeing Company (the Company) makes an Employer Matching Contribution (EMC) to the Plan on behalf of eligible Members.

During 2001, the EMC was amended to make contributions to the following groups:

Group A: 50% of the $40 of the total of the Member's pretax and after-tax contributions for the pay period. No match will be made for Group A Members with less than 52 weeks of employment with the control group.

Group B: 25% of the total of the Member's pretax and after-tax contributions for the pay period. Matches for Group B Members shall be made only to the extent that the total of the Member's pretax and after-tax contributions do not exceed 4% of the Member's compensation.

Group C: 50% of the total of the Member's pretax and after-tax contributions for the pay period. Matches for Group C Members shall be made only to the extent that the total of the Member's pretax and after-tax contributions do not exceed 6% of the Member's compensation.

Group D: 75% of the total of the Member's pretax and after-tax contributions for the pay period. Matches for Group D Members shall be made only to the extent that the total of the Member's pretax and after-tax contributions do not exceed 8% of the Member's compensation.

Group E: 50% of the first $50 of the total of the Member's pretax and after-tax contributions for the pay period. No match will be made for Group E Members with less than 52 weeks of employment with the control group.

Group F: 50% of the total of the Member's pretax and after-tax contributions for the pay period. Matches for Group F Members shall be made only to the extent that the total of the Member's pretax and after-tax contributions do not exceed 8% of the Member's compensation.

Group G: 75% of the total of the Member's pretax and after-tax contributions for the pay period. Matches for Group G Members shall be made only to the extent that the total of the Member's pretax and after-tax contributions do not exceed 6% of the Member's compensation.

During 2000, the EMC made contributions to the following groups:

Group A: All hourly employees in premerger Boeing North American (BNA) and McDonnell Douglas Corporation (MDC) locations who are represented receive an EMC of 50% of the first $40 of the total contributions for the pay period. Employees must be employed by the Company for 52 weeks to qualify for a match.

Group B: All hourly employees working in Shreveport, Louisiana, and Irving, Texas, and employees represented by the Society of Professional Engineering Employees in Aerospace in Irving, Texas, receive an EMC of 50% of the first 6% of the total contributions for the pay period. Shreveport hourly employees must be employed by the Company for 52 weeks to qualify for a match.

Group C: All nonunion salaried eligible employees not included in Group A or B and employees represented by the Southern California Professional Engineering Association receive an EMC of 75% of the first 8% of the total contributions for the pay period.

Group D: All hourly employees represented by the United Auto Workers Union in Philadelphia, Pennsylvania, receive an EMC of 25% of the first 4% of the total contributions for the pay period.

Group E: Group E consists of all remaining eligible employees not described in Groups A, B, C, or D. The EMC is 50% of the first 8% of the total contributions for the pay period.

For descriptions of each group refer to the Plan document.

Vesting: Member contributions, employer matching contributions, and earnings on those contributions are immediately vested.

Members' accounts: Each Member's account is credited with the Member's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on Member account balances. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

Withdrawals: Members may elect to withdraw all or part of their employee contribution account on or after the date the Member attains age 59½ and may withdraw funds from the after-tax contribution portion of their account at any time. Member withdrawals from pretax contribution and elective contribution accounts are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, the Member may continue contributions to the Plan; however, employer matching contributions will be suspended for six months following the withdrawal.

In addition, Members may elect to withdraw all or part of their employer matching account before the Member attains age 59½, but only if the Member has attained his or her fifth anniversary of employment. If such a withdrawal is made, employer matching contributions will be suspended for six months

8

following the withdrawal. Company contributions may be fully withdrawn upon termination of employment.

Loans: Members are permitted to borrow up to a total of 50% of the total vested value of their accounts and may have two loans outstanding at any time. However, some loans may be limited in accordance with Plan provisions. The interest rate on new loans is set every month equal to the prime rate published in the *Wall Street Journal* as of the last business day of the month preceding the date of the loan. The range of interest rates was 5.0% to 9.5% for the year ended December 31, 2001. Loan repayment is made through regular payroll deductions over a period of up to 60 months for personal loans and over a longer period for loans used to finance the purchase of a principal residence. If a Member's employment terminates for any reason and the loan balances are not paid in full by the Member within 90 days of termination, the loan balances will be cancelled and become taxable income to the Member. Certain members may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

The loan account was transferred to the Plan level from the Master Trust effective December 31, 2000.

Interest income was reported at the Master Trust level for the year ended December 31, 2000.

Benefit payments: On termination of service due to death, disability, or retirement, a Member may elect to receive either a lump-sum amount equal to the value of the Member's vested interest in his or her account; monthly, quarterly, semiannual, or annual installments of a fixed dollar amount or for a specific number of years up to 10 years; or the balance in his or her Boeing Stock Fund in shares, specifying the number of shares to be paid with each installment. For termination of service due to other reasons, a Member may receive the value of the vested interest in his or her account as a lump-sum distribution. Upon retirement a Member also has the option to elect an annuity contract.

Investment options: Upon enrollment in the Plan, Members may direct their and employer matching contributions to 11 investment options of the Master Trust. Funds are valued daily, and Members may elect to change their investment allocations on a daily basis.

Termination: In the event of termination of the Plan, both Member and Company contributions, including any income earned, will be distributed to the Members.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of investments: Investments in the Master Trust are valued as follows:

a) Shares in mutual funds are valued at quoted market prices that represent the net asset value as of the last trading day of the year.

b) Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer by dividing the total net assets at end of year quoted fair values by the outstanding units.

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c) Guaranteed investment contracts (GICs) are valued at contract value.

d) Company stock is valued at the closing price as of the last trading day of the year.

e) The Short Term Investment Fund is a common/collective trust fund, and assets in the fund are stated at amortized cost, which approximates fair value.

f) Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the Plan year or purchase date in the current year and either the sales price or the end of year fair value.

Insurance contracts excluded from Plan assets: Upon retirement, Members may elect to receive a lump-sum payment or to receive payments for a specified number of years. If the latter election is made, the Plan will purchase an annuity contract from a life insurance company selected by the Employee Benefit Plans Committee. These contracts are excluded from Plan assets.

Benefits and withdrawals: Benefits and withdrawals are recorded when paid.

Forfeitures: Prior to October 1, 1997, upon termination of service and payment of benefits, any portion of the balance in a Member's Company account that was not vested was forfeited and applied to reduce the amount of Company contributions otherwise payable to the same investment fund or funds in which the cancellation occurred. However, if the former Member is re-employed by the Company, the full amount of distribution received upon termination may be repaid to the Plan in one lump sum on or before the earlier of the end of the fifth anniversary of the re-employment date, or the date the former Member completes five consecutive one-year breaks in service. The Company will then restore to the Member the nonvested portion previously forfeited. The amount forfeited and applied to reduce Company contributions was $890,830 and $117,030 in 2001 and 2000, respectively.

Expenses: Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level except for those expenses the Company is required by law or chooses to pay.

NOTE 3: GUARANTEED INVESTMENT CONTRACTS

At December 31, 2001, the Master Trust included the VIP Stable Value Fund, which held nine GICs: one with Aetna Life Insurance and Annuity Company (ALIAC), one with Aetna Life Insurance Company (ALIC), three with New York Life Insurance Company (New York), three with Metropolitan Life Insurance Company (Metropolitan), and one with John Hancock Life Insurance Company (John Hancock). On November 12, 2001, four additional contracts were transferred to the VIP Stable Value Fund when the assets of the Oak Ridge Voluntary Savings Plan transferred to the Master Trust. Eleven GICs matured in 2001.

At December 31, 2000, the Master Trust included the VIP Stable Value Fund, which held 16 GICs, one with ALIAC, one with ALIC, six with New York, four with John Hancock, two with Metropolitan, and two with The Travelers Life and Annuity Insurance Company (Travelers). The 14 additional contracts held as of December 31, 2000, were transferred to the VIP Stable Value Fund on October 16, 2000, when the assets of the Boeing – Irving Voluntary Savings Plan and the Boeing – Corinth Voluntary Savings Plan were transferred to the Master Trust.

Under the ALIAC contract, assets are owned by the VIP and invested in a diversified bond portfolio managed by Aeltus Investment Management, Inc. and held in a custodial account at SSBT. The assets underlying the ALIC contract are held in the general account of ALIC. This contract pays interest and a portion of principal monthly and will mature in 2004. The monthly payments from this contract are deposited in a cash account for the VIP Stable Value Fund at SSBT; when the cash account exceeds its maximum liquidity target, excess funds are reinvested in the ALIAC contract. The contracts with New York, John Hancock, Metropolitan, and Travelers are all traditional GICs with the underlying assets invested in the insurance company general accounts.

The contracts are included in the Master Trust financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values, average yields, and crediting rates for the GICs at December 31, 2001, are as follows:

Contract	Fair value	Average yield	Crediting rate
ALIAC 14604	$4,948,891,572	6.520 %	6.100 %
ALIC 5917	608,622,012	7.550	7.550
John Hancock 15130	2,140,328	5.500	5.500
Metropolitan 25303	1,582,581	6.940	6.940
Metropolitan 25304	6,220,320	6.940	6.940
Metropolitan 25307	1,043,589	7.115	7.115
New York 30490003	2,449,463	6.300	6.300
New York 30491003	237,824	6.475	6.475
New York 30492003	864,773	6.300	6.300

The fair values, average yields, and crediting rates for the GICs at December 31, 2000, are as follows:

Contract	Fair value	Average yield	Crediting rate
ALIAC 14604	$3,858,335,902	6.650 %	6.950 %
ALIC 5917	802,291,095	7.500	7.500
John Hancock 8752	440,802	6.440	6.440
John Hancock 8753	693,358	6.440	6.440
John Hancock 9661	1,024,913	6.250	6.250
John Hancock 9662	2,664,233	6.250	6.250
Metropolitan 25303	1,479,878	6.940	6.940
Metropolitan 25304	5,816,645	6.940	6.940
New York 30490	349,080	6.180	6.180
New York 30490002	766,196	5.130	5.130
New York 30490003	2,304,293	6.300	6.300
New York 30492	137,895	6.180	6.180
New York 30492002	283,913	5.130	5.130
New York 30492003	813,521	6.300	6.300
Travelers 17267	1,068,085	5.830	5.830
Travelers 17268	374,177	5.830	5.830

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NOTE 4: MASTER TRUST

At year end 2000, the Master Trust held certain plan assets for the Plan and The Boeing Company Employee Financial Security Plan. During the 2001 plan year, the following plans moved into the Master Trust: effective March 28, 2001, Employee Payroll Stock Ownership Plan of McDonnell Douglas Corporation; effective June 27, 2001, Employee Retirement Income Plan of McDonnell Douglas Corporation – Defined Contribution Plan and Employee Retirement Income Plan of McDonnell Douglas Corporation – Hourly Defined Contribution Plan, and effective November 13, 2001, BAO Voluntary Savings Plan. The assets are invested and managed jointly and then allocated between the six plans. The allocation of net assets available for benefits is based on the respective number of units held by the plans' members as of plan year end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the plans' members as of that day's end.

The Plan's interest in the Master Trust is $17,442,162,195 and $20,402,281,739, representing 93% and 94% of the Master Trust's net assets at December 31, 2001 and 2000, respectively.

The following table presents the fair values of investments for the Master Trust at December 31:

	2001	2000
Investments at fair value:		
Common/collective trusts	$ 7,887,664,287	$ 8,752,215,736
Registered investment companies	2,810,749,995	3,909,906,601
Common stock	2,698,872,810	4,565,939,334
	13,397,287,092	17,228,061,671
Investments at contract value:		
Guaranteed investment contracts	5,375,458,740	4,564,505,617
Total Master Trust investments	$18,772,745,832	$21,792,567,288

Investment income (loss) for the Master Trust for the years ended December 31 is as follows:

	2001	2000
Appreciation (depreciation) of investments:		
Common/collective trusts	$ (695,877,923)	$ (612,062,041)
Registered investment companies	(1,389,347,409)	(1,355,054,222)
Common stock	(1,757,640,234)	1,609,615,039
Guaranteed investment contracts	2,865,540	2,835,611
Net depreciation of investments	(3,840,000,026)	(354,665,613)
Interest income	375,481,828	365,639,344
Dividend income	83,490,442	261,930,707
Total Master Trust investment income (loss)	$(3,381,027,756)	$ 272,904,438

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NOTE 5: PLAN AMENDMENTS

Effective November 1, 2001, certain employees of Autometric Incorporated became eligible to participate in the VIP.

NOTE 6: ASSETS TRANSFERRED FROM ANOTHER PLAN

Effective June 1, 2001, certain accounts and assets of the Boeing Sunnyvale Retirement Savings Plan were transferred to the VIP. This transfer applied to eligible employees under the VIP as of June 1, 2001, who had an account in the Boeing Sunnyvale Retirement Savings Plan. The market value of the assets transferred from Wells Fargo Bank to SSBT totalled $11,715,759.

Effective November 12, 2001, the assets of the Boeing – Oak Ridge Voluntary Savings Plan were transferred to the VIP. Universal Pensions, Inc. and Sterling Trust Company, Inc. were terminated as recordkeeper and custodian, respectively, and SSBT was named as the successor trustee. The market value of the assets transferred to SSBT totalled $11,423,375.

Effective March 1, 2000, the assets of the Boeing Helicopter Division Savings Plan were transferred to the VIP. Chase Manhattan Bank (Chase Manhattan) was terminated as trustee of the assets related to this plan and SSBT was named as the successor trustee. The market value of the assets transferred from Chase Manhattan to SSBT totalled $31,396,289.

Effective May 24, 2000, the remaining assets of the Employee Thrift Plan of McDonnell Douglas Corporation – Subsidiary Plan and Hourly Plan and Employee Savings Plan of McDonnell Douglas Corporation – Component Plan were transferred to the VIP. Chase Manhattan was terminated as trustee of the assets related to these plans, and SSBT was named as the successor trustee. The market values of the assets transferred from Chase Manhattan to SSBT totalled $92,881,099.

Effective October 6, 2000, the assets of the Employee Investment Plan of McDonnell Douglas Corporation Hourly East Plan and Hourly West Plan were transferred to the VIP. Chase Manhattan was terminated as trustee of the assets related to these plans, and SSBT was named as the successor trustee. The market values of the assets transferred from Chase Manhattan to SSBT totalled $744,617,069.

Effective October 16, 2000, the assets of the Boeing – Corinth Voluntary Savings Plan and the Boeing – Irving Voluntary Savings Plan were transferred to the VIP. Investors Bank & Trust Company was terminated as trustee related to the assets related to these plans, and SSBT was named as the successor trustee. The market values of the assets transferred from Investors to SSBT totalled $79,280,820.

NOTE 7: ASSETS TRANSFERRED TO ANOTHER PLAN

Effective July 1, 1999, Members formerly employed by the Light Helicopters Division began transferring to MD Helicopters Voluntary Investment Plan. The asset transfers continued in segments until January 17, 2001, as members are moved from Company payroll systems to MD Helicopter systems. The market values of the assets transferred from SSBT totalled $968 and $5,232,861 in 2001 and 2000, respectively.

Effective January 17, 2001, pursuant to an asset purchase agreement between MDC and GKN Aerospace North American, Inc. (GKN), SSBT transferred assets to the GKN Group Retirement Savings Plan at the market value of $62,250,800 for Members who became GKN employees.

NOTE 8: SIGNIFICANT INVESTMENTS

At December 31, 2001 and 2000, the Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits.

NOTE 9: RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the years ended December 31, 2000:

Net assets available for benefits as reflected in the financial statements	$20,967,336,784
Amounts allocated to withdrawing Members	(551,681)
Net assets available for benefits as reflected in the Form 5500	$20,966,785,103

There were no amounts allocated to withdrawing Members at December 31, 2001.

The following is a reconciliation of benefits paid to Members per the financial statements for the year ended December 31, 2001, to the Form 5500:

Benefits paid to Members as reflected in the financial statements	$ 1,022,287,541
Amounts allocated to withdrawing Members at December 31, 2000	(551,681)
	1,021,735,860
Amounts deemed distributions of Member loans as reflected in the Form 5500	(4,276,244)
Benefits paid to Members as reflected in the Form 5500	$ 1,017,459,616

Amounts allocated to withdrawing Members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 10: TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 2000, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's tax-exempt status has not been affected, and no provision for income taxes has been included in the Plan's financial statements.

NOTE 11: SUBSEQUENT EVENT

Effective January 2, 2002, the Jeppesen Sanderson Voluntary Investment Plan and the Autometric, Inc. 401(k) Savings and Investment Plan merge into the Plan.

THE BOEING COMPANY
VOLUNTARY INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

Security name	Market value
Interest in Master Trust	$ 17,442,162,195
Loans to Members	529,577,108
Total	$ 17,971,739,303

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INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-73252, No. 33-31434, No. 33-43854, No. 333-03191, No. 333-32499, No. 333-32461, and No. 333-35324 of The Boeing Company on Form S-8 of our report dated June 24, 2002, appearing in the Annual Report on Form 11-K of The Boeing Company Voluntary Investment Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Seattle, Washington
June 26, 2002